Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces Purple Health, a unique patient-centric platform that takes care beyond the pill

Hyderabad, India, September 01, 2016	For Immediate Release

Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced the launch of Purple Health, a unique platform designed to inspire patient-centric innovation and deliver solutions that address unmet needs of patients. Built around four pillars of Awareness, Access, Adherence and Experience of therapy for patients, Purple Health is another affirmative step forward by Dr. Reddy’s to institutionalize patient-centricity across the organization, stemming from its core belief ‘Good Heath Can’t Wait’.

As the first major initiative under Purple Health, the company launched a new range of innovative, patient-centric packaging that aims to enhance the therapy experience for over 20 million patients each year. The entire packaging initiative spanned a period of 24 months from research to concept development to implementation. Starting with the India market, the new packaging will be rolled-out in phased manner over the next six months for 25 of its focus brands.

Mr. M. V. Ramana, Executive Vice President & Head Branded Markets (India & Emerging countries) – Dr. Reddy’s Laboratories said, “Dr. Reddy’s is committed to addressing unmet patient needs through patient-centric innovation and we are very excited to introduce our new packaging for patients in India. We continue to make significant efforts to provide care beyond the pill and see Purple Health as our belief put into practice.”

Dr. Reddy’s identified medicine packaging as underserved area to innovate, as it has traditionally been designed only to meet technical and regulatory requirements, with little to ensure patient convenience. The Company partnered with global design and innovation consulting firm IDEO, and applied ‘Human-Centred Design’ approach to finding solutions during the design phase of the project. The team met a cross-section of patients, doctors and pharmacists across the country, conducting in-depth interviews and observational studies to understand patient’s needs. Based on the insights, the company redesigned its blister packs and syrup bottles to address the pain-points.

As a part of Purple Health, the company has also commenced a structured mechanism to assess its brand offerings on delivering care beyond the pill. Based on assessments by an eminent external jury, five of its brands have been certified as “Purple Star” brands for their patient centricity innovations. The five brands cater to needs of patients across various disease areas ranging from diarrhoea to oncology, with the assessment process underway for its other brands.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.